SECURITIES AND EXCHANGE COMMISISON

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

PMI Construction Group, Inc.

________________________________________________

(Name of Issuer)

Common Stock

________________________________________________

(Title of Class of Securities)

69344N109

________________________________________________

(CUSIP Number)

October 31, 2008

________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

[	] Rule 13d-1(b)

☒ Rule 13d-1(c)

[	] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69344N109

(1)	Names of Reporting Persons.

Denny W. Nestripke

(2)	Check the appropriate box if a member of a group

(a)	☐
(b)	☐

(3)	SEC use Only

(4)	Citizenship or place of organization.

United States

Number of Shares	(5)	Sole Voting Power	1,500,000
beneficially owned by	(6)	Shared Voting Power	--
each reporting person	(7)	Sole Dispositve Power	1,500,000
with:	(8)	Shared Dispositive Power	--

(9)	Aggregate amount beneficially owned by each reporting person.	1,500,000

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row 9.

8.7%

(12)	Type of reporting person.

IN

Item 1.

Item 1(a) Name of Issuer:

PMI Construction Group, Inc.

Item 1(b) Address of Issuer’s principal executive offices:

2522 Alice Drive, West Jordan, Utah 84088

Item 2.

2(a)	Name of Person Filing:

Denny W. Nestripke

2(b)	Address or principal business office or, if none, residence:

P. O. Box 581072, Salt Lake City, UT 84158

2(c)	citizenship:

United States

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP No.:

69344N109

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a :

a.	☐	Broker or dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-

1(b)(1)(ii)(F).

g.	☐	A parent holding company or control person in accordance with Rule 13d-

1(b)(1)(ii)(G).

h.	☐	A saving associations as defined in Section 3(b) of the Federal Deposit

Insurance Act (12 U.S.C. 1831):

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 3. Ownership

a.	Amount beneficially owned:

1,500,000

b.	Percent of class

8.7%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote.

1,500,000

ii.	Shared power to vote or to direct the vote.

--

iii.	Sole power to dispose or to direct the disposition of.

1,500,000

iv.	Shared power to dispose or to direct the diposition of.

--

Item 5. Ownership of 5 Percent or less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 percent on Behalf of Another Person.

NA

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NA

Item 8.	Identification and Classification of Members of the Group.

NA

Item 9.	Notice of Dissolution of Group.

NA

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After Reasonable Inquiry and to the best of my knowledge and belief, I certify that the information se forth in this statement is true, complete and correct.

Date:	February 8, 2008	/s/ Denny W. Nestripke
Denny W. Nestripke
By: individual